[redacted]

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AUG 28 2008
Washington, DC
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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART 111

SEC FILE NUMBER
8- 53273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thomas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road, Suite 656
(No. and Street)

Atlanta (City) **Georgia** (State) **30326** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Vincent **(404) 504-6050**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Greg Vincent**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Thomas Securities, LLC**, as of **December 31**, **2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

8/22/08

Notary Public

MICHELLE WANG
MY COMMISSION EXPIRES
JAN 4 2010
FULTON CO., GA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

THOMAS SECURITIES, LLC
DBA Thomas Group Capital
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owner
Thomas Securities, LLC

In planning and performing our audit of the financial statements of Thomas Securities, LLC, for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Thomas Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 3, 2008
Atlanta, Georgia

RUBIO CPA, PC

THOMAS SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

		2007
Cash and cash equivalents	$	77,548
Accounts receivable – clearing broker		620,233
Office furniture and equipment, net of accumulated depreciation of $23,279		34,342
Deposit with clearing broker		101,294
Prepaid expenses		13,587
Employee advances, less allowance for doubtful accounts of $48,859		5,226
Securities owned		10,200
Other		6,747
Total Assets	$	869,177

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	55,162
Accrued commissions		631,046
Other accrued liabilities		52,684
Deferred rent		13,568
Total Liabilities		752,460
MEMBER'S EQUITY		116,717
Total Liabilities and Member's Equity	$	869,177

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	2007
REVENUES	
Commissions	$ 2,544,186
Total revenues	2,544,186
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	1,845,529
Clearing costs	169,441
Communications	28,102
Occupancy	157,204
Interest	760
Other operating expenses	392,296
Total expenses	2,593,332
NET LOSS	$ (49,146)

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$	(49,146)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation and amortization		10,800
Increase in reserve for doubtful employee advances		7,965
Decrease in employee advances		776
Increase in due from clearing broker		(570,096)
Decrease in payables and other liabilities		(55,012)
Decrease in prepaid expenses and other assets		62,288
Increase in accrued commissions		579,749
NET CASH USED IN OPERATING ACTIVITIES		(12,676)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions of capital		20,000
Decrease in securities owned		10,270
Decrease in deposit with clearing broker		50,374
NET CASH PROVIDED BY FINANCING ACTIVITIES		80,644
NET INCREASE IN CASH AND CASH EQUIVALENTS		67,968
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		9,580
End of year	$	77,548
SUPPLEMENTAL CASH FLOW INFORMATION		
Conversion of subordinated debt to paid-in capital	$	25,000

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2007

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	$ 1,051,125	$ (930,262)	$ 120,863
Net loss		(49,146)	(49,146)
Capital contributions:			
Conversion of liability subordinated to to claims of general creditors	25,000		25,000
Cash	20,000		20,000
Balance, December 31, 2007	$ 1,096,125	$ (979,408)	$ 116,717

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Delaware that began business in December 2000. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states. The Company provides securities brokerage and investment banking services. Effective during 2004, the Company is wholly owned by Thomas Group Capital, LLC ("Parent").

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: As a limited liability company, with a single owner, the Company is a disregarded entity for income tax purposes. Therefore the income or losses of the Company flow through to the owners of the Parent and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B — LEASE COMMITMENT AND DEFERRED RENT LIABILITY

The Company leases office premises in Georgia and New Jersey under operating leases. The Company's commitment under its office premises operating leases is approximately the following:

2008	$ 131,000
2009	101,000
2010	66,000
	$ 298,000

NOTE B — LEASE COMMITMENT (CONTINUED)

At December 31, 2007, the Company is in arrears in its rent obligations under the New Jersey lease by approximately $14,000. The landlord has agreed to defer payment of the arrearage into 2008 and 2009. This liability is recorded as a deferred rent liability at December 31, 2007.

Rent expense for the year ended December 31, 2007 was approximately $138,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $46,615, which was $3,549 less than its required net capital of $50,164 and the ratio of aggregate indebtedness to net capital is 16.1 to 1.0.

NOTE D — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E — RELATED PARTIES

A related company, engaged in fee-based money management, paid the Company approximately $16,000 under an informal administrative services arrangement.

NOTE F — RETIREMENT PLAN

During 2005, the Company adopted a defined contribution retirement plan with a 401(k) feature which covers substantially all employees. Company contributions are discretionary. No Company contributions were made during 2007.

NOTE G — SUBORDINATED LOANS

A subordinated loan for $25,000 was converted to paid-in capital at maturity in March 2007. The loan bore interest at 10%.

Balance at December 31, 2006	$ 25,000
Conversion to paid-in capital	(25,000)
Balance at December 31, 2007	$ -

NOTE H — LOSS CONTINGENCIES

The Company is subject to customer complaints and litigation in the normal course of business.

At December 31, 2006, the Company was defendant in litigation brought by a customer. The matter was settled during 2007 for approximately $15,000.

During 2007, the Company settled a regulatory matter with FINRA. Under the terms of the settlement the Company has agreed to pay a monetary fine of $50,000. This liability is included in other accrued liabilities at December 31, 2007.

NOTE I — GOING CONCERN

The Company incurred an operating loss for the year ended December 31, 2007 of approximately $49,000, which follows significant losses for the years ended December 31, 2006 and 2005, and the Company is unable to pay its obligations to creditors as they become due. The Company has a net capital deficit at December 31, 2007, which may result in suspension of its license to operate as a registered broker-dealer (See Note C). The Company is dependent on capital contributions from its Parent to fund its losses and meet its net capital requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern as of December 31, 2007.

NOTE J — CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $100,000 be maintained on deposit with the clearing broker and that minimum net capital of $100,000 be maintained. Required net capital under the agreement increases to $250,000, effective January 31, 2008. The Company was in violation of its clearing agreement at December 31, 2007 as there was net capital of $51,215.

SUPPLEMENTAL INFORMATION

SCHEDULE I

THOMAS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2007

NET CAPITAL:

Total member's equity	$ 116,717	
	116,717	
Less nonallowable assets:		
Office furniture and equipment		(34,342)
Prepaid expenses		(13,587)
Employee advances		(5,226)
Other assets		(6,747)
		(59,902)
Net capital before haircuts	56,815	
Less haircuts		(10,200)
Net capital	$ 46,615	
Minimum net capital required	$ 50,164	
Aggregate indebtedness	$ 752,460	
Net capital based on aggregate indebtedness	$ 50,164	
Net capital deficit	$ 3,549	
Ratio of aggregate indebtedness to net capital	16.1 to 1.0	

SCHEDULE I (CONTINUED)

THOMAS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

Net capital as reported in Part IIA of Form X-17A-5	$ 207,457
To reclassify certain receivables to non-allowable assets	
Audit adjustments:	
To record additional accrued commissions	(93,015)
To record accrued settlement cost	(50,000)
To record deferred rent liability	(13,568)
To adjust securities owned	(2,550)
To adjust accrued expenses	2,119
Change in haircut	(3,828)
Net capital per the accompanying schedule	$ 46,615

THOMAS SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owner
Thomas Securities, LLC

In planning and performing our audit of the financial statements of Thomas Securities, LLC, for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Thomas Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of financial statements for the year ended December 31, 2007 and this report does not effect our report thereon dated March 3, 2008.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

March 3, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

END